Press Release
Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Announces Changes to its Board of Directors

Dan Bodner to Complete His Current Term and Not Stand for Reelection in Cognyte’s Upcoming Annual Shareholder Meeting;
Earl Shanks to Become the Next Chairman of the Board

Herzliya, Israel – July 11, 2023 – Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in investigative analytics software, today announced that Dan Bodner, the chairman of our Board of Directors, has decided not to stand for reelection to the Company’s Board of Directors at the upcoming 2023 annual shareholder meeting. The Board of Directors resolved to name Earl Shanks as its new chairman and to reduce its size to seven members, all effective immediately after the 2023 annual shareholders meeting.

“Cognyte is a leader in investigative analytics, with tremendous potential for future growth. I have served as Chairman of Cognyte’s Board since it spun off from Verint, becoming a standalone public company. I believe this is the right time for me to focus exclusively on my role as Chairman and CEO of Verint, and I am pleased the Cognyte Board of Directors has chosen Earl to become the new chairman,” said Mr. Bodner.

Earl Shanks has been a director of Cognyte since the spin-off from Verint, and previously served as a director of Verint at the time that Cognyte was a business unit within Verint. Mr. Shanks added, “On behalf of the Board, I would like to express my deep appreciation to Dan and his many contributions, including guiding Cognyte to becoming an independent public company. Looking ahead, I believe Cognyte has a significant growth opportunity, and am very excited about Cognyte’s future.”

About Cognyte Software Ltd.

Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

Caution About Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934.

Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance and are based on management’s expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to the impact of inflation and related volatility on our financial performance; risks related to the impact of disruptions to the global supply chain; risks related to the continuing restrictions resulting from the COVID-19 pandemic on our operations and business; risks relating to the global regulatory constraints to which we are subject; risks associated with political and reputational factors related to our business or operations; risks related to claims by third parties that our solutions infringe their terms of use or other propriety rights; risks that our products or services, or those of third-party suppliers, partners, or original equipment manufacturers (“OEMs”) which we use in or with our offerings or otherwise rely on, including third-party hosting platforms, may contain defects, develop operational problems, or be vulnerable to cyber-attacks; risks associated with larger orders and customer concentration; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks related to our relationships with and reliance on third parties for certain components, products, or services; risks due to aggressive competition in all of our markets; challenges associated with selling sophisticated solutions, risks associated with customer concentration, including risks related to significant amounts of our business coming from government customers around the world; risks associated with our ability or costs to retain, recruit, and train qualified personnel in regions in which we operate; risks relating to our ability to properly manage investments in our business and operations; risks associated with acquisitions, strategic investments, partnerships or alliances; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks associated with our credit facilities, or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing tax laws and regulations; risks associated with our significant international operations; risks associated with market volatility in the price of our shares; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs; risks related to our limited operating history as an independent public company; risk that the spin-off does not achieve the benefits anticipated, does not qualify as a tax-free transaction, or exposes us to unexpected claims or liabilities; risks associated with different corporate governance requirements applicable to Israeli companies; and other risks set forth and in Section 3.D – “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”), along with other documents submitted to the SEC, on April 11, 2023. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.